Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended June 30, 2022 of Standard Lithium Ltd. (the “Company”) of our report, dated September 19, 2022, on the consolidated statements of financial position as at June 30, 2022 and 2021, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended and the related notes comprising a summary of significant accounting policies and other explanatory information, included in Exhibit 99.3 incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-259442) of the Company of our report dated September 19, 2021 referred to above.

We also consent to the reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form for the year ended June 30, 2022 included in Exhibit 99.1 incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in the Registration Statement.

/s/ Manning Elliott LLP
Vancouver, Canada September 23, 2022	Manning Elliott LLP CHARTERED PROFESSIONAL ACCOUNTANTS